SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934

                          Amendment No. 1

             AMERICAN STRATEGIC INCOME PORTFOLIO, INC.
                         (Name of Issuer)

              Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                          (CUSIP Number)
                            030 098 107

      Check the following box if a fee is being paid with this statement [ ].
-----------------------------------------------------------------------
1)    Name and I.R.S. Identification No. of Reporting Person:

      Yale University
      I.R.S. Number 06-0646973-N
-----------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group:

      (a)  (Not Applicable)
      (b)  (Not Applicable)
-----------------------------------------------------------------------
3)    SEC Use Only
-----------------------------------------------------------------------
4) Citizenship or Place of Organization:

      Yale University is a Connecticut corporation.

Number of Shares       (5)  Sole Voting Power  -    251,499
Beneficially Owned by  _________________________________________
Each Reporting         (6) Shared Voting Power (Not Applicable)
Person With:           _________________________________________
                       (7)  Sole Dispositive Power  -   251,499
                       -----------------------------------------
                       (8)  Shared Dispositive Power (Not Applicable)
------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person: 251,499
------------------------------------------------------------------------
10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
      (Not  Applicable)
------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9):  5.3%
------------------------------------------------------------------------
12)   Type of Reporting Person:  EP
-----------------------------------------------------------------------

Item 1.

      (a)  Name of Issuer:

           American Strategic Income Portfolio, Inc. (the "Company")

      (b)  Address of Issuer's Principal Executive Office:

           American Strategic Income Portfolio, Inc.
           c/o Piper Capital Management Incorporated
           Piper Jaffray Tower
           222 South Ninth Street
           Minneapolis, Minnesota 55402

Item 2.

      (a)  Name of Person Filing:

           Yale University

      (b)  Address of Principal Office:

           Yale University Investments Office
           230 Prospect Street
           New Haven, CT 06511-2107
           Attn:  Nicole von Kaenel, Senior Associate

      (c)  Citizenship:

           Yale University is a Connecticut corporation.

      (d)  Title of Class of Securities:

           Common Stock

      (e)  CUSIP Number:

           030 098 107

Item 3.

      If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           . . . .

           (f) [X] . . . Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

           . . . .

Item 4. Ownership:

      (a)  Amount Beneficially Owned:        251,499

      (b)  Percent of Class: 5.3%

      (c)  Number of Shares as to which such person has:

           (i)    sole power to vote or to direct the vote:
                  251,499

           (ii)   shared power to vote or to direct the vote:
                  (Not  Applicable)

           (iii)  sole power to dispose or to direct the disposition of:
                  251,499

           (iv)   shared power to dispose or to direct the disposition of:
                  (Not Applicable)

Item 5. Ownership of Five Percent or Less of a Class:

           (Not Applicable)

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

           (Not Applicable)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           (Not Applicable)

Item 8. Identification and Classification of Members of Group:

           (Not Applicable)

Item 9. Notice of Dissolution of Group:

           (Not Applicable)

Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                             SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 10, 1998       /s/ David F. Swensen
                               ___________________________________
                               Name: David F. Swensen
                               Title: Chief Investment Officer